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          		     SECURITIES AND EXCHANGE COMMISSION
		    	                Washington, DC 20549


                       				SCHEDULE 13D
		           Under the Securities Exchange Act of 1934


              			    (Amendment No.        )*

               			 Brandon Systems Corporation
			                   (Name of Issuer)
                  				 Common Stock
			              (Title of Class of Securities)

                   				  105303101
			                   	(CUSIP Number)

            Charles A. Nalbone, Bear, Stearns & Co. Inc.
	           115 South Jefferson Road, Whippany, NJ 07981
			                   (201) 739-2202
	          	(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                    					May 10, 1996
       	(Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ _] .

    	Check the following box if a fee is being paid with this statement
[ X ] . (A fee is not required only if the reporting person: 1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and 2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7)

Note: When filing this statement, in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.













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CUSIP NO.  105303101

                                     				13D


       	NAME OF REPORTING PERSON
       	S.S. OR I.R.S. NOTIFICATION NO. OF ABOVE PERSON:
1       BEAR, STEARNS & CO.  INC.
       	IRS #13-3299429

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
								(a) [  ]
								(b) [  ]
3       SEC USE ONLY

4       SOURCE OF FUNDS*:
       	WC, PF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       	ITEMS 2(d)(e):
	                                 							      [ X ]
6       CITIZENSHIP OR PLACE OF ORGANIZATION:
       	Delaware

                    		7       SOLE VOTING POWER:

                            		219,500         (As of 5/15/96)

	                    	8       SHARED VOTING POWER:

                           			 36,500         (As of 5/15/96)

	                    	9       SOLE DISPOSITIVE POWER:

                           			219,500         (As of 5/15/96)

	                    	10      SHARED DISPOSITIVE POWER:

                           		 36,500         (As of 5/15/96)

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                          			256,000         (As of 5/15/96)

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       	SHARES*:
                                                	  [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                           			5.8             (As of 5/15/96)

14      TYPE OF REPORTING PERSON*:
       	BD

			See Instructions Before Filling Out!








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                         					SCHEDULE 13D

                     Item 1: Security and Issuer

	(a)     Title and Class:        Common Stock

	(b)     Name and address:       Brandon Systems Corporation
				                            	Nine Polito Avenue
				                            	Lyndhurst, NJ  07071

Item 2: Identity and Background Identity

	(a)  Name:                      Bear, Stearns & Co. Inc. ("Bear
                            					Stearns")

	(b)  Place of Organization:     Delaware

	(c)(i)   Principal Business:    Securities Broker/Dealer
	   (ii)  Address:               245 Park Avenue
                            					New York, NY 10167

    	The following information with respect to each executive officer and director of Bear Stearns is set forth on Appendix I hereto: (i) name,
(ii) business address, and (iii) principal occupation or employment.

	(d)  None

	(e)  See Appendix II

	(f)  See Appendix I

Item 3:  Source and Amount of Funds or Other Consideration

    	Working capital of Bear Stearns and personal funds of discretionary clients. The aggregate purchase price of the 278,800 shares of Common Stock was approximately $10,229,172.00.

Item 4:  Purpose of Transaction

    	Bear Stearns has acquired the Common Stock of Brandon Systems Corporation in the ordinary course of its business as a broker/dealer in connection with its trading and investment activities. Bear Stearns may acquire additional securities of the Issuer or dispose of securities of the Issuer in connection with such trading and investment activities. Although the foregoing represents the range of activities presently contemplated by Bear Stearns with respect to the Issuer, it should be noted that the possible activities of Bear Stearns are subject to change at any time.

    	Except as set forth above, Bear Stearns has no present plans or intentions which relate to or would result in any of the actions described in subparagraph (a) through (j) of Item 4 of Schedule 13D.








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                     				     SCHEDULE 13D



Item 5: Interest in Securities of the Issuer as of 5/15/96

  (a)  Number:                                                  256,000*
    	  Percentage:                                                  5.8*

  (b)  1. Sole power to vote or to direct the vote:             219,500*
	      2. Shared power to vote or to direct the vote:            36,500*
	      3. Sole power to dispose or to direct the disposition:   219,500*
	      4. Shared power to dispose or to direct the disposition:  36,500*

  (c) Information concerning transactions in the common stock effected by Bear Stearns is set forth on Appendix III hereto.

  (d)  Inapplicable.

  (e)  Inapplicable.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

       	None

Item 7: Material to be Filed as Exhibits:

       	None



    * As of May 10, 1996, Bear Stearns owned a total of 220,500 Common Shares of the Issuer which represented 5.02 percent of the Common Shares outstanding of the Issuer. Of this 220,500 Common Shares of the Issuer owned, Bear Stearns had sole voting and sole dispositive power over 184,000 shares and shared voting and shared dispositive power over 36,500 shares.

















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Signature:

	After reasonable inquiry and to the best of my knowledge and belief,

I certify that the information set forth in this statement is true,

complete and correct.


Dated:                                          BEAR, STEARNS & CO. INC.


                                           					By:    /s/
					                                             	Barry Cohen
					                                             	Senior Managing Director










                        				 APPENDIX I
      DIRECTORS AND EXECUTIVE OFFICERS OF BEAR, STEARNS & CO. INC.


       Name                 Principal Occupation or Employment

  Alan C. Greenberg         Chairman of the Board and Director

  James E. Cayne            President, Chief Executive Officer and Director

  Alan D. Schwartz          Executive Vice President and Director

  Warren J. Spector         Executive Vice President and Director

  Michael L. Tarnopol       Executive Vice President and Director

  John L. Knight            Director

  John M. Slade             Director Emeritus

  Kenneth L. Edlow          Secretary

  William J. Montgoris      Chief Financial Officer and Chief Operating Officer

  Michael J. Abatemarco     Controller and Assistant Secretary

  Michael Minikes           Treasurer

  Frederick B. Casey        Assistant Treasurer

  Mark E. Lehman            Executive Vice President, General Counsel and
                     			    Director

  Samuel L. Molinaro, Jr.   Senior Vice President - Finance



    	John L. Knight is a citizen of the United Kingdom and his business address is One Canada Square London E16 5AD England. Michael J. Abatemarco is a citizen of the United States and his business address is One Metrotech Center North, Brooklyn, New York 11201. All other Directors and Executive Officers are citizens of the United States and their business address is 245 Park Avenue, New York, New York 10167. Bear, Stearns & Co. Inc. is a wholly-owned subsidiary of The Bear Stearns Companies Inc. and of the persons named, all but John L. Knight hold similar office in the parent company.











                      				   APPENDIX II
				                         REGULATORY



November 19, 1991: The Commodity Futures Trading Commission filed its complaint against Bear Stearns and Stephen Johnson. Bear Stearns entered into a simultaneous settlement without admitting or denying the charges which had alleged three counts of violation of the Commodity Exchange Act: (i) failure to prepare a written record of orders including the account identification for orders placed on the Chicago Mercantile Exchange from the Dallas Branch Cattle Desk in the period July 1986 to February 1988 (Regulation 1.35 (a-l) (2)); (ii) failure to supervise the Dallas Branch Office Cattle Desk and the CME Floor (Regulation 166.3); and (iii) violation of a July 25, 1986 Cease and Desist involving failure to supervise order entry process. Bear Stearns neither admitting or denying the charges, paid $250,000 in settlement, and is ordered to cease and desist further violations of these three regulations.

January 16, 1992:  In the Matter of the Distribution of Securities
Issued by Certain Government Sponsored Enterprises: We, along with most of the other major dealers and banks, have settled an SEC administrative proceeding relating to our participation in the primary distributions of certain unsecured debt securities issued by GSEs (such as Fannie Mae, Freddie Mac, Federal Home Bank) by agreeing to a $100,000 fine, an order that we cease and desist from any further recordkeeping violations in connection with the distribution of the securities and undertaking to develop, implement and maintain policies reasonably designed to assure our future compliance with proper recordkeeping rules.


                       APPENDIX III
                  BEAR, STEARNS & CO. INC.

                  Brandon Systems Corporation
                  Trading from 3/11/96 through 5/15/96

  DATE     QUANTITY      DESCRIPTION           PRICE         AMOUNT
  5/15/96      400 Brandon Systems Corp.      39.7500      15,900.00
  5/15/96      700 Brandon Systems Corp.      40.7500      28,525.00
  5/15/96   16,000 Brandon Systems Corp.      41.0000     656,000.00
  5/14/96      800 Brandon Systems Corp.      38.0000      30,400.00
  5/14/96    1,000 Brandon Systems Corp.      39.6250      39,625.00
  5/14/96    1,500 Brandon Systems Corp.      39.0000      58,500.00
  5/14/96    8,600 Brandon Systems Corp.      39.7500     341,850.00
  5/13/96    6,500 Brandon Systems Corp.      37.7300     245,245.00
  5/10/96    3,000 Brandon Systems Corp.      36.6988     110,096.40
   5/9/96   10,600 Brandon Systems Corp.      36.0000     382,130.00
   5/9/96    4,900 Brandon Systems Corp.      36.0892     176,837.08
   5/8/96      500 Brandon Systems Corp.      35.7500      17,875.00
   5/8/96    1,000 Brandon Systems Corp.      36.0000      36,000.00
   5/8/96    1,500 Brandon Systems Corp.      35.8750      53,812.50
   5/8/96   13,100 Brandon Systems Corp.      35.6490     467,001.90
   5/7/96   20,000 Brandon Systems Corp.      36.1250     723,500.00
   5/7/96    2,500 Brandon Systems Corp.      37.0000      92,500.00
   5/6/96      500 Brandon Systems Corp.      37.6250      18,812.50
   5/6/96   24,900 Brandon Systems Corp.      37.4717     933,045.33
   5/3/96    2,000 Brandon Systems Corp.      37.6250      75,250.00
   5/3/96    2,000 Brandon Systems Corp.      37.7500      75,500.00
   5/3/96    2,300 Brandon Systems Corp.      37.7500      86,825.00
   5/2/96     -500 Brandon Systems Corp.      38.7500      19,374.35-
   5/2/96   -2,500 Brandon Systems Corp.      38.3750      95,934.30-
   5/2/96  -12,000 Brandon Systems Corp.      38.5625     462,734.57-
   5/1/96    1,000 Brandon Systems Corp.      39.2500      39,250.00
   5/1/96    2,000 Brandon Systems Corp.      40.0000      80,000.00
   5/1/96    2,500 Brandon Systems Corp.      38.5000      96,250.00
   5/1/96    2,500 Brandon Systems Corp.      38.2500      95,625.00
   5/1/96    2,800 Brandon Systems Corp.      39.5000     110,600.00
   5/1/96    5,000 Brandon Systems Corp.      39.3750     196,875.00
   5/1/96    6,000 Brandon Systems Corp.      39.2500     235,500.00
   5/1/96   11,000 Brandon Systems Corp.      38.6250     424,875.00
   5/1/96   15,000 Brandon Systems Corp.      38.7500     581,250.00
  4/30/96    6,200 Brandon Systems Corp.      37.6250     233,275.00
  4/30/96    5,500 Brandon Systems Corp.      37.3750     205,562.50
  4/29/96   -5,000 Brandon Systems Corp.      37.1250     185,618.81-
  4/29/96      500 Brandon Systems Corp.      35.3750      17,687.50
  4/29/96    1,900 Brandon Systems Corp.      36.1250      68,637.50
  4/29/96    2,000 Brandon Systems Corp.      37.0000      74,000.00
  4/29/96   13,100 Brandon Systems Corp.      36.0000     471,600.00
  4/26/96    1,000 Brandon Systems Corp.      35.1250      35,125.00
  4/25/96      100 Brandon Systems Corp.      33.7500       3,375.00
  4/25/96      200 Brandon Systems Corp.      34.3750       6,875.00
  4/25/96      500 Brandon Systems Corp.      34.5000      17,250.00
  4/25/96    1,300 Brandon Systems Corp.      34.7500      45,175.00
  4/24/96      600 Brandon Systems Corp.      33.5000      20,100.00
  4/24/96    1,000 Brandon Systems Corp.      33.2500      33,250.00
  4/23/96      200 Brandon Systems Corp.      32.5000       6,500.00
  4/23/96      500 Brandon Systems Corp.      32.8750      16,437.50
  4/23/96      600 Brandon Systems Corp.      33.0000      19,800.00
  4/18/96   11,000 Brandon Systems Corp.      31.3011     344,312.10
  4/17/96    3,800 Brandon Systems Corp.      30.2500     115,140.00
  4/17/96      300 Brandon Systems Corp.      29.8750       8,962.50
  4/17/96    1,000 Brandon Systems Corp.      30.2500      30,250.00
  4/11/96   -1,000 Brandon Systems Corp.      31.2500      31,248.95-
   4/2/96      100 Brandon Systems Corp.      32.2500       3,225.00
  3/27/96   10,000 Brandon Systems Corp.      32.6250     326,750.00
  3/27/96    1,100 Brandon Systems Corp.      33.1250      36,437.50
  3/27/96    1,900 Brandon Systems Corp.      33.2500      63,175.00
  3/21/96    2,000 Brandon Systems Corp.      32.2083      64,416.60
  3/19/96   -1,800 Brandon Systems Corp.      32.7500      58,948.03-
  3/18/96    1,300 Brandon Systems Corp.      32.6250      42,412.50
  3/18/96    2,000 Brandon Systems Corp.      32.7500      65,500.00




                  APPENDIX III
             BEAR, STEARNS & CO. INC.

             Brandon Systems Corporation
             Trading from 3/11/96 through 5/15/96
             (Various Discretionary Accounts)
             (Aggregate Transactions)

  DATE    QUANTITY         DESCRIPTION          PRICE         AMOUNT
  5/10/96    5,000 Brandon Systems Corp.      36.6988     183,494.01
   5/7/96    4,500 Brandon Systems Corp.      36.7500     165,645.00
   5/6/96   10,000 Brandon Systems Corp.      37.4717     374,717.02
   5/2/96   12,000 Brandon Systems Corp.      38.5625     462,750.02
  4/29/96    5,000 Brandon Systems Corp.      37.1250     185,625.00